Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2014	2013	2012	2011	2010
Earnings
Income before income taxes	$4,342	$7,040	$7,638	$8,646	$7,069
Add/(Deduct):
Equity in net income of affiliated companies	(1,275)	(1,069)	(588)	(500)	(538)
Dividends from affiliated companies	1,463	529	593	316	337
Fixed charges excluding capitalized interest	3,671	3,861	3,998	4,611	6,356
Amortization of capitalized interest	39	41	44	46	48
Earnings	$8,240	$10,402	$11,685	$13,119	$13,272

Fixed Charges
Interest expense	$3,496	$3,689	$3,828	$4,431	$6,152
Interest portion of rental expense (a)	175	172	170	180	204
Capitalized interest	21	18	4	31	21
Total fixed charges	$3,692	$3,879	$4,002	$4,642	$6,377

Ratios
Ratio of earnings to fixed charges	2.2	2.7	2.9	2.8	2.1
__________
(a) One-third of all rental expense is deemed to be interest.